Exhibit 3

APPENDIX A
CERTIFICATE OF AMENDMENT TO
ARTICLES OF INCORPORATION OF
AUXILIO, INC.

Pursuant to section 78.390 of the Nevada Revised Statutes, Auxilio, Inc., a Nevada corporation, hereinafter referred to as the "Corporation," hereby adopts the following Amendment to its Articles of Incorporation.

1. The Corporation's Articles of Incorporation are hereby amended by deleting "Article Fourth" in its entirety and replacing it with the following:

The Corporation shall have authority to issue an aggregate of 33,333,333 shares of capital stock, par value $0.001 per share, all of which shall be of the same class, common stock, and shall have the same rights and preferences.

Upon the effectiveness of this Certificate of Amendment to the Articles of Incorporation (the "Effective Time"), the shares of common stock issued and outstanding immediately prior to the Effective Time (the "Old Common Stock") are reclassified into a smaller number of shares such that each three (3) shares of issued common stock immediately prior to the Effective Time are reclassified as and combined into one share of common stock (the "New Common Stock") (such combination and conversion, the "Reverse Stock Split").

Notwithstanding the immediately preceding paragraph, no fractional shares of New Common Stock shall be issued to the holders of record of Old Common Stock in connection with the foregoing reclassification of shares of Old Common Stock and the Corporation shall not recognize on its books any purported transfer of any fractional share of New Common Stock. In lieu thereof, all fractional shares shall be rounded up to the next whole number of shares. Each stock certificate that, immediately prior to the Effective Date, represented shares of Old Common Stock shall, from and after the Effective Date, automatically and without any action on the part of the respective holders thereof, represent that number of whole shares of New Common Stock into which the shares of Old Common Stock represented by such certificate shall have been reclassified, provided, however, that each holder of record of a certificate that represented shares of Old Common Stock shall receive, upon surrender of such certificate, a new certificate representing the number of whole shares of New Common Stock into which the shares of Old Common Stock represented by such certificate shall have been reclassified (including any additional whole shares that result from rounding up any fractional shares).

2. Except as specifically provided herein, the Corporation's Articles of Incorporation shall remain unmodified and shall continue in full force and effect.

3. By execution hereof, the Corporation's Secretary certifies that the foregoing Certificate of Amendment to Articles of Incorporation of Auxilio, Inc. was duly authorized and adopted by the Corporation's board of directors and was approved by the affirmative vote of stockholders holding 15,696,305 shares of the Corporation's common stock, which constituted a majority of the shares of the Corporation's common stock that were issued and outstanding on March 31, 2015, the record date.

Dated as of December 22, 2016.

Auxilio, Inc.
By:   /s/ Paul Anthony
Paul Anthony, Secretary and Chief Financial Officer